As filed with the Securities and Exchange Commission on March 13, 2025

Registration No. 333-280767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Endo, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	30-1390281
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9 Great Valley Parkway

Malvern, Pennsylvania 19355

+1 (484) 216-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew J. Maletta

Executive Vice President, Chief Legal

Officer and Secretary

9 Great Valley Parkway

Malvern, Pennsylvania 19355

+1 (484) 216-0000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Michael Kaplan

Judah Bareli

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-280767)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 of Endo, Inc. (File No. 333-280767), initially filed on July 12, 2024 and declared effective by the Securities and Exchange Commission on July 31, 2024 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file the consents of PricewaterhouseCoopers LLP with respect to its reports dated March 13, 2025 relating to the financial statements and financial statement schedule of Endo, Inc. (Successor) and Endo International Plc (Predecessor) contained in Endo, Inc’s Annual Report on Form 10-K and included in the Prospectus Supplement No. 7 dated March 13, 2025 filed pursuant to Rule 424(b)(3), filed herewith as Exhibits 23.1 and 23.2 (the “Consents”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consents. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

Part II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm (Successor).

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm (Predecessor).

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this post-effective amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malvern, State of Pennsylvania on this 13th day of March, 2025.

Endo, Inc.

By:	/s/ Scott A. Hirsch
	Name:	Scott A. Hirsch
	Title:	Interim Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the Registration Statement on Form S-1 has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Scott A. Hirsch	Director, Interim Chief Executive Officer (Principal Executive Officer)	March 13, 2025
Scott A. Hirsch

/s/ Mark T. Bradley	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	March 13, 2025
Mark T. Bradley

/s/ Frank B. Raciti	Vice President, Controller, Chief Accounting Officer (Principal Accounting Officer)	March 13, 2025
Frank B. Raciti

*	Chairman and Director	March 13, 2025
Paul Herendeen

*	Director	March 13, 2025
Paul Efron

*	Director	March 13, 2025
Sophia Langlois

*	Director	March 13, 2025
Andy Pasternak

*	Director	March 13, 2025
Marc Yoskowitz

* By:	/s/ Matthew J. Maletta
Matthew J. Maletta Attorney-in-fact